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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO. ______________)*

                                  Mid-Am, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Mid-Am, Inc. Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  594930109
              ---------------------------------------------------
                                 (CUSIP Number)

                            M. Patricia Oliver, Esq.
                            Squire, Sanders & Dempsey
                                 4900 Key Tower
                                127 Public Square
                           Cleveland, Ohio 44114-1304
                                 (216) 479-8500

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 21, 1998
            -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


--------------------------------------                                       --------------------------------------

CUSIP NO.       594930109                                                     PAGE 2 OF 17 PAGES
          ---------------------------
--------------------------------------                                       --------------------------------------


-------------------------------------------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Citizens Bancshares, Inc.
        IRS #34-1372535
-------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
        (b) [ ]


-------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY


-------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        WC*
-------------------------------------------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]


-------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Ohio
-------------------------------------------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY         4,648,726 shares of Common Stock*
     OWNED BY      ------------------------------------------------------------------------------------------------
       EACH         8    SHARED VOTING POWER
    REPORTING
      PERSON                   0
       WITH        ------------------------------------------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                        4,648,726  shares of Common Stock*
                   ------------------------------------------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,648,726 shares of Common Stock  *
-------------------------------------------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         [ ]

-------------------------------------------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        16.6%
-------------------------------------------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
-------------------------------------------------------------------------------------------------------------------

         *BENEFICIAL OWNERSHIP OF 4,648,726 SHARES OF COMMON STOCK REPORTED HEREUNDER IS SO BEING REPORTED SOLELY AS A RESULT OF THE STOCK OPTION AGREEMENT DESCRIBED IN ITEM 4 HEREOF. THE OPTION GRANTED PURSUANT TO SUCH STOCK OPTION AGREEMENT HAS NOT YET BECOME EXERCISABLE. CITIZENS BANCSHARES, INC.
         EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH SHARES.

ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the Common Stock, without par value ("Common Stock"), of Mid-Am, Inc., an Ohio corporation (the "Issuer"), the principal executive offices of which are located at 221 South Church Street, Bowling Green, Ohio 43402.

ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) and (f) This statement is being filed by Citizens Bancshares, Inc., an Ohio corporation registered as a bank holding company under the Bank Holding Company Act of 1956, as amended ("Bancshares"). The principal business offices of Bancshares are located at 10 East Main Street, P.O. Box 247, Salineville, Ohio 43945. As of the date hereof, Bancshares' primary business is commercial and retail banking. Bancshares is a holding company for two wholly owned subsidiary banks, a wholly owned reinsurance company and a wholly owned courier company. The names of the directors and executive officers of Bancshares and their respective business addresses, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule I hereto, which Schedule is incorporated herein by reference.

                  (d)-(e) Neither Bancshares, nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Bancshares nor, to the best of its knowledge, any of the persons listed in Schedule I hereto has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As more fully described in Item 4, the Issuer has granted to Bancshares an option pursuant to which Bancshares has the right, upon the occurrence of certain events (none of which has occurred), to purchase up to 4,648,726 shares of Common Stock (subject to adjustment in certain circumstances) at a price per share equal to $27.00 per share (the "Option"). Certain terms of the Option are summarized in Item 4.

                  If the Option were exercisable and Bancshares were to exercise the Option on the date hereof, the funds required to purchase the shares of Common Stock issuable upon such exercise would be $125,515,602. It is currently anticipated that such funds would be derived from working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

                  (a)-(j) Bancshares is seeking to merge with the Issuer. The transaction reported hereunder is intended to assist in the achievement of that purpose.

                  THE MERGER AGREEMENT. The Issuer and Bancshares have entered into an Agreement and Plan of Merger, dated as of May 20, 1998 (the "Merger Agreement"), pursuant to which the Issuer will be merged with and into Bancshares (the "Merger"), with Bancshares being the surviving corporation (the "Surviving Company"). At the effective time of the Merger (the "Effective Time"), each outstanding share of Issuer common stock ("Common Stock") will be converted into the right to receive 0.385 of a share of common stock of Bancshares (the "Exchange Ratio").

                  As a result of a previously announced stock split by Bancshares, on and after June 1, 1998, the Exchange Ratio shall be adjusted so that each outstanding share of Issuer Common Stock will be converted into the right to receive .770 of a share of common stock of Bancshares. In the event Bancshares further changes (or establishes a record date for changing) the number of shares of common stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding common stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. As of the Effective Time, each share of Common Stock held directly or indirectly by the Issuer, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, will be canceled, and no exchange or payment will be made with respect thereto.

                  As a result of the Merger, Bancshares' Board of Directors will be increased from 14 to 22 directors, 11 of whom will be persons who were members of the Bancshares Board of Directors immediately prior to the Effective Time. Marty E. Adams, the present Chief Executive Officer and President of Bancshares, will become the President and Chief Operating Officer of the Surviving Company. In addition, David R. Francisco will become the Chairman and Chief Executive Officer of the Surviving Company and Edward J. Reiter will become the Senior Chairman of the Surviving Company. Mr. Reiter is presently the Chairman and Chief Executive Officer of the Issuer and Mr. Francisco is President and Chief Operating Officer of the Issuer.

                  The Merger is subject to various regulatory approvals, the approval of the shareholders of Bancshares and the Issuer and the satisfaction of certain other terms and conditions set forth in the Merger Agreement.

                  As a result of the Merger, the Issuer's Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Common Stock will be eligible for delisting from the NASDAQ Stock Market's National Market System, where it has been traded under the symbol "MIAM".

                  THE OPTION AGREEMENT. In connection with the Merger Agreement, Bancshares and the Issuer entered into a Stock Option Agreement, dated as of May 21, 1998 (the "Option Agreement"). The Option Agreement is designed to enhance the likelihood that the Merger will be successfully consummated in accordance with the terms contemplated by the Merger Agreement. Pursuant to the Option Agreement, the Issuer granted Bancshares an Option to purchase, subject to adjustments in certain circumstances, up to 4,648,726 fully paid and non-assessable shares of Common Stock (the "Option Shares") at a price per share equal to $27.00 per share.

                  Subject to applicable law and regulatory restrictions, Bancshares may exercise the Option, in whole or in part, if, but only if, both an Initial Triggering Event (as defined below) and a Subsequent Triggering Event (as defined below) have occurred prior to the occurrence of an Exercise Termination Event (as defined below), PROVIDED that written notice of such exercise as required by the Option Agreement is provided within six months following such Subsequent Triggering Event (or such later period as provided in the Option Agreement).

                  As defined in the Option Agreement, "Initial Triggering Event" means any of the following events or transactions occurring on or after the date of signing the Option Agreement:

                  (i) The Issuer or any of its Subsidiaries (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (each an "Issuer Subsidiary"), without having received Bancshares' prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Bancshares or any of its Subsidiaries (each, a "Bancshares Subsidiary") or the Board of Directors of the Issuer (the "Issuer Board") shall have recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of the Merger Agreement, (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries (other than mergers, consolidations or similar transactions (i) involving solely the Issuer and/or one or more wholly-owned Subsidiaries of the Issuer or (ii) which the common shareholders of the Issuer immediately prior thereto in the aggregate own or continue to own at least 65% of the common stock of the publicly held surviving or successor corporation immediately following consummation thereof, PROVIDED, that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of the Issuer or any Issuer

         Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X), or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would on an aggregate basis constitute, a Significant Subsidiary, PROVIDED, that Acquisition Transaction shall not include any transaction specifically disclosed in the Issuer's Reports filed prior to the date of the Option Agreement, and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                  (ii) Any person other than Bancshares or any Bancshares Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of the Merger Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                  (iii) The shareholders of the Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than Bancshares or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

                  (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Bancshares, its recommendation that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement, or the Issuer or any Issuer Subsidiary or group of Issuer Subsidiaries that is, or would in an aggregate basis constitute, a Significant Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Bancshares or a Bancshares Subsidiary;

                  (v) Any person other than Bancshares or any Bancshares Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

                  (vi) The Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Bancshares would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

                  (vii) Any person other than Bancshares or any Bancshares Subsidiary shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve
         Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

                  As defined in the Option Agreement, "Subsequent Triggering Event" means any of the following events or transactions occurring after the date of signing the Option Agreement:

                  (i) The acquisition by any person (other than Bancshares or any Bancshares Subsidiary) of beneficial ownership of 20% or more of the then outstanding Common Stock; or

                  (ii) The occurrence of the Initial Triggering Event described above, except that the percentage referred to in clause (z) of the second sentence thereof shall be 20%.

                  As defined in the Option Agreement, "Exercise Termination Event" means each of the following: (i) the

Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Bancshares pursuant to Section 8.4(b) due to a willful breach by the Issuer (a "Listed Termination"); or (iii) the passage of eighteen (18) months (or such longer period as provided in the Option Agreement) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. Notwithstanding anything to the contrary contained in the Option Agreement, (i) the Option may not be exercised at any time when Bancshares shall be in material breach of any of its covenants or agreements contained in the Merger Agreement such that the Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.4(b) thereof and (ii) the Option Agreement shall automatically terminate upon the proper termination of the Merger Agreement by the Issuer (A) pursuant to Section 8.4(b) thereof as a result of the material breach by Bancshares of its covenants or agreements contained in the Merger Agreement or (B) pursuant to
Section 8.3(a) or Section 8.4(a) unless the Issuer is in willful and material breach of the Merger Agreement.

                  As provided in the Option Agreement, in the event that Bancshares is entitled to and wishes to exercise the Option, it is obligated to send to the Issuer a written notice (the "Option Notice" and the date of which being hereinafter referred to as the "Notice Date") specifying (i) the total number of shares of Common Stock it will purchase pursuant to such exercise and
(ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); PROVIDED, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, Bancshares must promptly file the required notice or application for approval, promptly notify the Issuer of such filing, and expeditiously process the same and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option will be deemed to occur on the Notice Date relating thereto.

                  Under applicable law, Bancshares may be required to obtain the prior approval of the Federal Reserve Board prior to acquiring 5% or more of the issued and outstanding shares of Common Stock. Certain other regulatory approvals may also be required before such an acquisition could be completed.

                  Neither of the parties to the Option Agreement may assign any of its rights or obligations under the Merger Agreement or the Option created thereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Bancshares, may assign in whole or in part its rights and obligations thereunder; PROVIDED, HOWEVER, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by Bancshares to acquire the shares of Common Stock subject to the Option, Bancshares may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Issuer, (iii) an assignment to a single party (E.G., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Bancshares' behalf or (iv) any other manner approved by the Federal Reserve Board.

                  In addition, any shares of Common Stock purchased upon the exercise of the Option may be resold by Bancshares pursuant to registration rights under the Option Agreement.

                  At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder (as defined in the Option Agreement), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option

Agreement), the Issuer (or any successor thereto) must repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), the Issuer (or any successor thereto) must repurchase such number of the Option Shares from the Owner as the Owner designates at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated.

                  A "Repurchase Event" will be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

                  (i) the acquisition by any person (other than Bancshares or any Bancshares Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

                  (ii) the consummation of any Acquisition Transaction described in subparagraph (i) under the definition of Initial Triggering Event, except that the percentage referred to in clause (z) shall be 50%.

                  In the event that prior to an Exercise Termination Event, the Issuer enters into an agreement (i) to consolidate with or merge into any person, other than Bancshares or a Bancshares Subsidiary, or engage in a plan of exchange with any person, other than Bancshares or a Bancshares Subsidiary, and the Issuer is not the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Bancshares or a Bancshares Subsidiary, to merge into the Issuer or be acquired by the Issuer in a plan of exchange and the Issuer is the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Issuer Subsidiary's assets or deposits to any person, other than Bancshares or a Bancshares Subsidiary, then, and in each such case, the agreement governing such transaction must make proper provision so that the Option will, upon the consummation of any such transaction and upon the terms and conditions set forth in the Option Agreement, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as defined in the Option Agreement) or (y) any person that controls the Acquiring Corporation.

                  Bancshares may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10 of the Option Agreement), relinquish the Option (together with any Option Shares issued to and then owned by Bancshares) to the Issuer in exchange for a cash fee equal to the Surrender Price; PROVIDED, HOWEVER, that Bancshares may not exercise its rights pursuant to Section 14 of the Option Agreement if the Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7 of the Option Agreement. The "Surrender Price" will be equal to $25.0 million (i) plus, if applicable, Bancshares' purchase price with respect to any Option Shares being so relinquished and (ii) minus, if applicable, the sum of (1) the excess of (A) the net cash amounts, if any, received by Bancshares pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Bancshares' purchase price of such Option Shares, and (2) the net cash amounts, if any, received by Bancshares pursuant to an arms' length sale of any portion of the Option sold.

                  In the event that any Person who has participated in a Subsequent Triggering Event enters into any agreement or understanding with Bancshares with respect to Bancshares' exercise of, or its election not to exercise, Bancshares' rights under Sections 2, 7 or 14 of the Option Agreement, the Issuer may, by written notice to Bancshares, require that Bancshares sell to the Issuer, and Bancshares shall sell to the Issuer, (i) the Option and (ii) all (but not less than all) Option Shares purchased by Bancshares pursuant to the Option Agreement and with respect to which Bancshares then has beneficial ownership. The date of Bancshares' written notice referred to above is referred to as the "Section 15 Notice Date." Such repurchase shall be at an aggregate price (the "Section 15 Repurchase Consideration") determined in accordance with
Section 15(a) of the Option Agreement.

                  Simultaneously with the Option Agreement, the Issuer and Bancshares entered into a corresponding Option Agreement (the "Issuer Option Agreement") providing for the issuance to the Issuer of up to 19.9% of the common stock of Bancshares outstanding prior to the exercise of such option.

                  Copies of the Option Agreement and the Merger Agreement are filed as exhibits to this Schedule 13D and are incorporated herein by reference. In addition, a copy of the Issuer Option Agreement is filed as an exhibit to this Schedule 13D. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Bancshares may be deemed to be the beneficial owner of the Option Shares. As provided in the Option Agreement, Bancshares may exercise the Option only upon the happening of one or more events, none of which has occurred. See Item 4 hereof. If the Option were exercised in full, the Option Shares would represent approximately 16.6% of the currently outstanding Common Stock (after giving effect to the issuance of such Option Shares). Bancshares has no right to vote or dispose of the shares of Common Stock subject to the Option and expressly disclaims beneficial ownership of such shares. To the best knowledge of Bancshares, none of the persons listed in Schedule I hereto beneficially owns any shares of Common Stock.

                  (b) If Bancshares were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Common Stock covered thereby.

                  (c) Bancshares acquired the Option in connection with the Merger Agreement. See Item 4 hereof.

                   To the best knowledge of Bancshares, none of the persons listed in Schedule I hereto has effected any transactions in Common Stock during the past 60 days.

                  (d)      Not applicable.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except as described in Item 4 and Item 5 hereof, neither Bancshares nor, to the best of its knowledge, any of the persons listed on
Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Issuer, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

            2 Agreement and Plan of Merger, dated as of May 20, 1998, by and among Mid Am, Inc. and Citizens Bancshares, Inc.

           99 Stock Option Agreement, dated as of May 21, 1998, between Mid Am, Inc. and Citizens Bancshares, Inc.

           99 Stock Option Agreement, dated as of May 21, 1998, between Citizens Bancshares, Inc. and Mid Am, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:   May 29, 1998

                                            CITIZENS BANCSHARES, INC.


                                            By:  /s/  Marty E. Adams
                                               ---------------------------------
                                            Marty E. Adams
                                            President
                                              and Chief Executive Officer

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            CITIZENS BANCSHARES, INC.


                  The names, business addresses and present principal occupations of the directors and executive officers of Citizens Bancshares, Inc. are set forth below. If no business address is given, the director's or executive officer's business address is 10 East Main Street, P.O. Box 247, Salineville, Ohio 43945. The business address of each of the directors of Citizens Bancshares, Inc. is also the business address of such director's employer, if any. Directors of Citizens Bancshares, Inc. are identified by an asterisk. Unless otherwise indicated, all directors and officers listed below are citizens of the United States.

NAME                                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS
----------------------------------------------------------- ---------------------------------------------------------
*Marty E. Adams                                             Vice Chairman of the Board, President, and Chief
                                                            Executive Officer of Bancshares and The Citizens
                                                            Banking Company ("Citizens"), director and Chairman of
                                                            the Board of First National Bank of Chester ("FNB")
----------------------------------------------------------- ---------------------------------------------------------
*Keith D. Burgett, D.V.M.                                   Veterinarian, owner of Carrollton Animal Hospital, and
                                                            owner of Burgett Angus Farm.  Address:  1246 Antiqua
                                                            Road S.W., Carrollton, OH  44615
----------------------------------------------------------- ---------------------------------------------------------
*Willard L. Davis                                           President of SPM Fleet Services, Inc., Vice President
                                                            of State Park Motors, Inc., and co-owner of Cardinal
                                                            Motors, Inc.  Address:  759 County Hwy 59, Richmond,
                                                            OH  43944
----------------------------------------------------------- ---------------------------------------------------------
*Del Goedeker                                               Retired.  Address:  200 Geneva Drive, Aliquippa, PA
                                                            15001
----------------------------------------------------------- ---------------------------------------------------------
*Charles I. Homan                                           Director, President and Chief Executive Officer of
                                                            Michael Baker Corporation.  Address:  130 Glenfield
                                                            Drive, Beaver, PA  15009
----------------------------------------------------------- ---------------------------------------------------------
*Fred H. Johnson                                            Retired.  Address:  Box 61, Summitville, OH  43962
----------------------------------------------------------- ---------------------------------------------------------
*Fred H. Johnson III                                        Corporate Secretary of Bancshares and Citizens,
                                                            Director and President of Summitcrest, Inc. Address:
                                                            Box 5, Summitville, OH  43962
----------------------------------------------------------- ---------------------------------------------------------
*H. Lee Kinney                                              Senior Vice President, Community and Customer Relations
                                                            of The Citizens Banking Company.  Address:  127 South
                                                            Fourth Street, Steubenville, OH  43952
----------------------------------------------------------- ---------------------------------------------------------
*Gerard P. Mastroianni                                      President of Buckeye Village Market, Inc. and President
                                                            of Alliance Ventures.  Address:  1800 West State
                                                            Street, Alliance, OH  44601
----------------------------------------------------------- ---------------------------------------------------------
James C. McBane                                             Chairman of the Board of Bancshares and Citizens,
                                                            Director of FNB, and Principal and Chief Executive
                                                            Officer of McBane Insurance Agency, Inc.  Address:
                                                            School Street - Box 340, Bergholz, OH  43908
----------------------------------------------------------- ---------------------------------------------------------
*Kenneth E. McConnell                                       Owner and operator of McConnell's Farm and a Partner in
                                                            McConnell's Farm Market.  Address: 2189 State Route 43,
                                                            Richmond, OH  43944
----------------------------------------------------------- ---------------------------------------------------------
*Elden L. Surbey                                            Retired.  Address:  6149 Brinker S.W., Navarre, OH
                                                            44662
----------------------------------------------------------- ---------------------------------------------------------
*Glenn F. Thorne                                            President and Chief Executive Officer of Thorne
                                                            Management, Inc., Manager of Bias Realty, Ltd., and
                                                            General Partner of CPW Properties, Ltd.  Address:  1327
                                                            Highland Avenue, Salem, OH  44460
----------------------------------------------------------- ---------------------------------------------------------
*Joseph N. Tosh II                                          President and Chief Executive Officer of Century
                                                            National Bank & Trust Company.  Address:  One Century
                                                            Place, Rochester, PA  15074-9901
----------------------------------------------------------- ---------------------------------------------------------
Frank J. Koch                                               Executive Vice President, Citizens.  Address: 10 East
                                                            Main Street, Salineville, OH  43945
----------------------------------------------------------- ---------------------------------------------------------
Lawrence P. Crow                                            Senior Vice President and Branch Administrator,
                                                            Citizens.  Address:  10 East Main Street, Salineville,
                                                            OH  43945
----------------------------------------------------------- ---------------------------------------------------------
Thomas G. Leek                                              Senior Vice President, Bank Operations, Citizens.
                                                            Address:  10 East Main Street, Salineville, OH  43945
----------------------------------------------------------- ---------------------------------------------------------
Patrick A. Sebastiano                                       Senior Vice President and Trust Officer of FNB.
                                                            Address:  80 Boardman-Poland Road, Boardman, OH  44512
----------------------------------------------------------- ---------------------------------------------------------
William L. White III                                        Senior Vice President and Chief Financial Officer,
                                                            Citizens.  Address:  10 East Main Street,
                                                            Salineville,OH 43945
----------------------------------------------------------- ---------------------------------------------------------
Jayson M. Zatta                                             Senior Vice President and Manager, Commercial Banking
                                                            Department, Citizens.  Address:  10 East Main Street,
                                                            Salineville, OH  43945
----------------------------------------------------------- ---------------------------------------------------------

                                  Exhibit Index


         1 Agreement and Plan of Merger, dated as of May 20, 1998, by and between Mid Am, Inc. and Citizens Bancshares, Inc.

         2 Stock Option Agreement, dated as of May 21, 1998, between Citizens Bancshares, Inc. and Mid-Am, Inc.

         3 Stock Option Agreement, dated as of May 21, 1998, between Mid Am, Inc. and Citizens Bancshares, Inc.



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